Exhibit 99.1

News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM PARTICIPATES WITH TELETECH
IN WIMAX DEPLOYMENT IN LUXOR, EGYPT
 Participates in GITEX technology week in Dubai, UAE

MONTRÉAL (QUÉBEC)— September 10, 2007— SR Telecom (TSX: SRX) is helping visitors to Egypt stay connected to the Internet with its WiMAX solution, symmetrymx.

In a project appropriately dubbed “While in Egypt stay connected”, organized jointly by T.E Data and TeleTech, SR Telecom’s symmetrymx will provide backhaul access from an Internet service provider (ISP) affiliated with T.E Data to the end service delivered through WiFi. SR Telecom will provide integration support to long-time partner TeleTech.

“Our symmetryMX solution is improving communication in cities and rural settings around the globe,” says Garry Forbes, senior vice-president of sales for SR Telecom. “We are pleased to be involved in an initiative that makes it easy for people to access the Internet in a remote location.”

A total of 16 Customer Premise Equipment (CPE) sites were installed in May 2007 prior to the service launch today in Luxor, Egypt. Powered by its industry-leading Network Management System, Quality of Service (QoS) and Space-Time Coding (STC), symmetrymx will provide support for both video and voice as well as for security protocols.

SR Telecom and TeleTech signed an agreement to partner on education and knowledge transfer last May in Montréal, Canada during a mission sponsored by the Government of Egypt.

SR Telecom will be present during the week-long global conference, GITEX, in Dubai, from September 8-12, 2007.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas.  A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal and Mexico City, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of September 10, 2007.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has also assumed a certain progression, which may not be realized. Additionally, the Company made a number of assumptions about the market, operations, finances and transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to deliver our products on time while significantly reducing costs, the proper execution of our contract manufacturing arrangements, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryone in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.

It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

For a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  “Assumptions, risks and uncertainties” in the Company’s management’s discussion and analysis for the year ended December 31, 2006 as updated by the Company’s Management’s discussion and analysis and the section entitled “Risk factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com and on the Company’s website at www. srtelecom.com

The forward-looking information contained in this news release represents expectations of SR Telecom as of September 10, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783
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